COLUMBIA ETF TRUST I

225 Franklin Street

Boston, MA 02110

September 15, 2017

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia ETF Trust I Columbia Diversified Fixed Income Allocation ETF	Post-Effective Amendment No. 4 Registration Statement on Form N-1A File Nos. 333-209996 and 811-22736

Dear Mr. Cowan:

This letter responds to comments received in the form of comments on a copy of the above-referenced Post-Effective Amendment (the Filing) from the staff (Staff) of the Securities and Exchange Commission on August 23, 2017 for the Filing filed by and on behalf of Columbia ETF Trust I (the Registrant) on behalf of its series, Columbia Diversified Fixed Income Allocation ETF (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

General

Comment 1:	Please include the index license or sublicense agreement to which the Fund is a party as an exhibit to the registration statement, if applicable, as it is considered an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response:	The sublicense agreement to which the Trust (on behalf of the Fund) is a party will be filed as an exhibit to the registration statement. Neither the Registrant nor the Fund is a party to the index license agreement.

Fees and Expenses of the Fund

Comment 2:	In the Annual Fund Operating Expenses table for the Fund, please disclose in the footnote that that ‘other expenses’ are based on estimated amounts for the current fiscal year.

Response:	The footnote disclosure will be added to the table.

Comment 3.	In the Annual Fund Operating Expenses table, please delete footnote (b). A fund may not include a footnote concerning the fact a fund has adopted, but not implemented, a 12b-1 plan. All 12b-1 plan details should be addressed in Item 12 (Distribution Arrangements) disclosures in the statutory prospectus, not in an explanatory footnote to the Fee Table.

Response:	The footnote will be deleted from the table.

Principal Investment Strategies

Comment 4.	In the Principal Investment Strategies section, please confirm that the securities being referred to in the 80% policy disclosure are limited to “to be announced” (TBA) securities and depositary receipts relating to those component securities (and not derivatives).

Response:	Confirmed. The Principal Investment Strategies disclosure has been revised to address the Staff’s comment in this regard.

Comment 5.	The Fund’s other 20% investments must help track the index. Please explain how these investments do that or revise disclosure in the Principal Investment Strategies section.

Response:	Please see the revisions made to the Fund’s Principal Investment Strategies in the Response to Comment 4 above.

Comment 6.	Please provide the Staff with the Full Index Methodology (“White Paper” or “Product Sheet”) for the Fund.

Response:	The Full Index Methodology will be provided to the Staff shortly.

Comment 7.	In the Principal Investment Strategies section, it states, “The Index was developed by the Index Provider with input from Columbia Management.” Please explain supplementally, the extent of the involvement of the adviser in the creation and the development of the index. Please also explain whether Columbia Management owns any Intellectual property or other rights to the Index.

Response:	Columbia Management is responsible for the overall design of the Index, including determinations as to sector exposures and component selection criteria based on the Index Provider’s available data relating to sectors, issuers and securities, among other criteria. The Index Provider is solely responsible for administering the Index, including as to its calculation. Columbia Management, per its license agreement with the Index Provider, does not own any intellectual property in the Index. We have clarified the Fund’s Principal Investment Strategies in this regard.

Comment 8.	For the Principal Investment Strategies section, please also disclose that the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in fixed income securities.

Response:	The Fund’s Principal Investment Strategies have been revised to address the Staff’s comment (please see Response to Comment 4).

Comment 9.	For the Principal Investment Strategies section, please explain how and when the index may be changed. Is it rules-based?

Response:	Please see Response to Comment 6 with regard to a description of the Index. The Index is rules-based and calculated by the Index Provider, which is not affiliated with the Fund or Columbia Management.

Comment 10.	In the Principal Investment Strategies section, it states, “From these securities, the Index selects the single largest debt instrument (by amount outstanding) from each country, equally weighting (per country) the holding in the Index. Would you confirm that the index selects only one?

Response:	Confirmed.

Comment 11.	With respect to each Beta Advantage Strategy disclosed in the Principal Investment Strategies section, please explain how components of the index are weighted (e.g., free float-adjusted capitalization-weighted, price-weighted, equal-weighted or fundamentally-weighted, among others). Also, where not indicated, please disclose the number of securities (or range) in each strategy.

Response:	The Principal Investment Strategies have been revised to address the Staff’s comments in this regard.

Comment 12.	In the Principal Investment Strategies section, it states “The Fund may invest in privately placed and other securities or instruments that are purchased and sold pursuant to Rule 144A or other exemptions under the Securities Act of 1933, as amended (the 1933 Act), subject to liquidity determinations and certain regulatory restrictions.” Please explain how these investments help track the Index.

Response:	The disclosure has been revised to address the Staff’s concern in this regard.

Comment 13.	For the Principal Investment Strategies section, it states, “Under certain circumstances or conditions or due to other factors, including, for example, the size of the Fund’s portfolio, the Fund may use a replication strategy.” Please explain circumstances.

Response:	The Fund may utilize a representative sampling strategy with respect to its Index when a replication strategy might be detrimental to its beneficial owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index which contains component securities too numerous to efficiently purchase or sell; or, in certain instances, when a component security becomes temporarily illiquid, unavailable or less liquid. As of September 13, 2017, the Index had 841 component securities. With the Fund unable to know how much assets it will raise at public launch (or have in the future), the Fund has determined that a full replication strategy, implemented at Fund launch, could be detrimental to investors given the large number of component securities in the Index, which could be too numerous for the Fund to efficiently purchase or sell.

Comment 14.	If the Index is currently concentrated in an industry or group of industries, please identify and disclose the associated risks.

Response:	The Index methodology does not set limits on sector or industry exposures. To the extent the Index is concentrated in a particular sector or industry, the Fund will necessarily be concentrated in that sector or industry. The Fund will disclose any anticipated such concentrations in its Principal Investment Strategies and the risks associated therewith in its Principal Risks.

Principal Risks

Comment 15.	In the Principal Risks section, please state any principal risks related to the policy that the Fund will concentrate to the extent that the index concentrates.

Response:	Please see Response to Comment 14.

Comment 16.	Depending on the experience of the Index Provider, please consider including “Index Provider Risk.”

Response:	After consideration of this Staff comment, the Fund has determined that its Index Methodology Risk is sufficient as provided in the Filing as it concerns risks associated with the Index Provider.

Comment 17.	The Fund has Mortgage-and Other Asset Backed Securities Risk. The strategy does not indicate investment in any other asset-backed securities besides mortgage-backed securities, what gives rise to this principal risk?

Response:	This principal risk has been removed and replaced in the prospectus with Mortgage-Backed Securities Risk.

Comment 18.	Please clarify the Portfolio Turnover Risk disclosure to indicate that this is a result of monthly rebalancing.

Response:	While portfolio rebalancing is perhaps the main cause of portfolio turnover, it is not the sole cause of portfolio turnover. The Fund has determined that, rather than explain all the various circumstances that may give rise to portfolio turnover, the relevant risk disclosure is sufficient for investors to understand that investment in the Fund presents portfolio turnover risk, the rate of which will be made available to investors in the Fund’s annual update prospectus.

Comment 19.	The Fund has Zero-Coupon Bond Risk disclosure. This is not specified as part of the strategy. Please revise accordingly.

Response:	Zero-Coupon Bond Risk disclosure will be removed from the Principal Risks.

Performance Information

Comment 20.	We do not consider Beta Advantage® [Index Provider] Multi-Sector Bond Index as a broad-based securities index.

Response:	We respectfully disagree with the Staff’s interpretation in this regard. Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index is administered by an organization that is not affiliated with the Fund, the Investment Manager or the Distributor. The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”[1] The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries” (emphasis added).[2] The Registrant strongly believes that the Beta Advantage Multi-Sector Bond Index is a broad-based securities index because it will typically hold a significant number of component securities (841 securities as of September 13, 2017), with exposure across six fixed income sectors, including U.S. Treasury securities; global ex-U.S. treasury securities; U.S. agency mortgage backed securities; U.S. corporate investment grade bonds; U.S. corporate high yield bonds; and emerging markets sovereign and quasi-sovereign debt. Given that the Fund intends to seeks investment results that, before fees and expenses, closely correspond to the performance of the Index, and that the Index reflects the markets in which the Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries”, the Registrant strongly believes that the Index is not only appropriate but broad-based as well. In addition, in regards to the ability of a fund to select a broad-based index, the SEC stated (and the Registrant emphasizes here) that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests.”[3]

[1]	Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).
[2]	Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993).
[3]	Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

More Information about the Fund

Comment 21.	Please note that the strategy disclosure in the More Information section is almost identical to the Summary section. See IMGU 2014-08. Please revise.

Response:	After careful consideration, the Registrant has determined to leave the disclosure in the More Information section and Summary section as is, as the Registrant believes that such disclosure is consistent with Form N-1A and Staff guidance.

Comment 22.	Please note that some of the risk disclosure in the More Information section is identical to the risk disclosure in the Summary Section. Please revise.

Response:	After careful consideration, the Registrant has determined to leave the disclosure in the More Information section and Summary section as is, as the Registrant believes that such disclosure is consistent with Form N-1A and Staff guidance.

Comment 23.	For the Secondary Market Trading Risk disclosure, please disclose the risk that an active trading market for shares of the ETF may not develop or be maintained.

Response:	The relevant concern is addressed within Fund Shares Liquidity Risk, wherein, in relevant part, it is disclosed: “Although the Fund’s shares are listed on the Exchange, there can be no assurance that an active, liquid or otherwise orderly trading market for shares will be established or maintained by market makers or Authorized Participants, particularly in times of stressed market conditions.”

How the Fund Differs from Traditional Mutual Funds

Comment 24.	For How the Fund Differs from Traditional Mutual Funds- Redeemability, please confirm to the Staff that the statement, “ an exemptive order issued by the SEC to the Trust that permits the Fund to delay payment of redemption proceeds for its securities for up to 15 calendar days, based in part on the greater relative illiquidity and longer settlement times of emerging market securities.” is accurate.

Response:	Registrant inadvertently included “up to 15 calendar days” instead of “up to 14 calendar days.” The registration statement has been revised accordingly.

Additional Investment Strategies and Policies

Comment 25.	For “20% Asset Policy”, please explain how the investments help track the index.

Response:	In relevant part, the 20% Asset Policy in the Fund’s prospectus notes (emphasis added, which is consistent with Registrant’s passive ETF SEC exemptive relief): The Fund may invest up to 20% of its net assets in derivatives, including forward contracts (including forward foreign currency contracts), futures (including equity futures and index futures), options (including options on futures) and swaps (including portfolio and total return swaps), as well as cash, cash equivalents and money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds), for the purpose of seeking to assist the Fund in tracking the performance of the Index.

Comment 26.	For Holding Other Kinds of Investments, please explain how the investments help track the index.
Response:	The disclosure has been revised as follows (and please see Response to Comment 25 above):
Holding Other Kinds of Investments The Fund may hold other investments that are not part of its principal investment strategies but that are for the purpose of seeking to assist the Fund in tracking the performance of the Index. These investments and their risks are described below and/or in the SAI. The Fund may choose not to invest in certain securities described in this prospectus and in the SAI, although it has the ability to do so. Information on the Fund’s holdings can be found in the Fund’s shareholder reports or by visiting columbiathreadneedleetf.com.

Comment 27.	Is the Fee Waiver/Expense Reimbursement Arrangements disclosure applicable for the Fund? Based on the fee table, it seems that the Fund has a unitary fee (other than for extraordinary expenses).

Response:	While the Fund does have a unitary fee, the Waiver/Expense Reimbursement Arrangements disclosure is applicable, albeit as has been revised to reflect a contractual waiver by the Investment Manager of its management fee for a 90-day period commencing from the date of public availability of Fund shares.

Distributions and Taxes

Comment 28.	For Distributions to Shareholders, please add disclosure stating that shareholders who receive the payment of a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit.

Response:	The Fund does not intend or expect to return capital to investors. Should a circumstance arise where the Fund anticipates or does return capital to investors, it will disclose as such to investors, making clear that the distribution or any potential distribution includes an amount that is the investors’ (original) investment. As such, the Registrant has determined not to include the requested disclosure as it could confuse the investor in believing that the Fund intends to (regularly or otherwise) return capital to investors.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS:

SAI Cover

Comment 29.	See Comment 39 regarding auditor’s consent.

Response:	Please see Response to Comment 39.

About the Trusts

Comment 30.	Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of Intraday Indicative Value as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response:	The Registrant believes that the Staff’s concern is addressed within the following disclosure in the About the Trusts – Intraday Indicative Value section of the SAI (emphasis added):

Intraday Indicative Value

The Exchange intends to disseminate a Fund’s IIV, the approximate per share value of a Fund’s published basket of portfolio securities every 15 seconds. The IIV should not be viewed as a ‘‘real-time’’ update of the NAV per share of a Fund because (i) the IIV may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the Business Day, (ii) the calculation of NAV may be subject to fair valuation at different prices than those used in the calculations of the IIV, (iii) unlike the calculation of NAV, the IIV does not take into account Fund expenses, and (iv) the IIV is based on the published basket of portfolio securities and not on the Fund’s actual holdings. The IIV calculations are based on local market prices and may not reflect events that occur subsequent to the local market’s close (except such quotations may be updated to reflect currency fluctuations), which could affect premiums and discounts between the IIV and the market price of a Fund’s shares. The Funds, the Investment Manager and their affiliates are not involved in, or responsible for, any aspect of the calculation or dissemination of the Funds’ IIV, and the Funds, the Investment Manager and their affiliates do not make any warranty as to the accuracy of these calculations.

Fundamental and Non-Fundamental Investment Policies

Comment 31.	In the Fundamental and Non-fundamental Policies – Fundamental Policies - D. –Concentration –D1 section, please change “may concentrate” in the first sentence to “will be concentrated” (or clarify below).

Response:	With respect to the Fund, the Registrant has considered and determined to not make the requested change. With respect to the other Columbia Funds, it is noted that each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities.

Comment 32.	Also in the Fundamental and Non-fundamental Policies – Fundamental Policies - D. –Concentration –D1 section, please note (and clarify below) that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.
Alternatively, you can provide an exception for these privative activity municipal securities as follows: “other than municipal securities backed principally from the assets and revenues of non-governmental users.”

Response:	SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” To the extent that the Fund invests in a private activity municipal debt security issued by a nongovernmental entity, the Fund will look through to such issuer’s industry for purposes of applying the Fund’s concentration policy.

Comment 33.	Also in the Fundamental and Non-fundamental Policies – Fundamental Policies - D. –Concentration –D1 section, please note that a fund and its adviser may not ignore the investments of its affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response:	The Registrant is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant determines that a Fund’s investments in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement. The Registrant notes that investing in underlying investment companies is not a principal investment strategy of the Fund. The Fundamental and Non-fundamental Policies – Non-fundamental Policies – For each Index Fund: Additional Information About Concentration section of the SAI will be revised to include the following:

Additional Information About Concentration

Index rebalancings or other Index changes, or corporate actions relating to investments held by an Index Fund can subsequently cause the Fund to be concentrated when the Index is not, in which case the Fund will seek to exit the concentration as soon as reasonably practicable. The Fund may indirectly concentrate in a particular industry or group of industries through investments in underlying funds.

Comment 34.	Also in the Fundamental and Non-fundamental Policies – Fundamental Policies - D. –Concentration –D1 section, please change “may” in the final sentence to “will”

Response:	Please see Response to Comment 31.

Comment 35.	In the Fundamental and Non-fundamental Policies – Fundamental Policies - D. –Concentration –D2 section, please change instances of “net assets” to “total assets” (or clarify below).

The Instruction to Item 8(2) (b) of Form N-2 defines concentration as investing 25 percent or more of the fund’s “total assets” in an industry or group of industries. Instruction 4 of Item 9(b) (1) of Form N-1A defines concentration in terms of the fund’s “net assets” in an industry or group of industries. The Form N-1A language appears to have been a clerical error. Both the language of the original Form N-1A adopted in 1983 and the language of the revised Form N-1A as proposed in 1997 referred to concentration in terms of total assets. However, this language was changed to “net assets” when the Form was adopted in 1998 without any comment as to why the change was made; in fact, the adopting release states that the concentration disclosure requirement was being adopted “as proposed.”

Response:	Each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. The disclosure with respect to concentration (D2) is not applicable to the Fund.

Comment 36.	Please apply other comments noted in the Fundamental and Non-fundamental Policies – Fundamental Policies - D. –Concentration –D1 section, to policy D2 in the same section to the extent applicable.

Response:	Each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. The disclosure with respect to concentration (D2) is not applicable to the Fund.

Comment 37.	In the Fundamental and Non-fundamental Policies – Non-fundamental Policies – For each Index Fund: Additional Information About Concentration section, the disclosure states that, if the index concentrates in the securities of a particular industry or group of industries, the Fund will concentrate its investments in the same industry or group of industries. Please explain supplementally whether the index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is concentrated.

Response:	Please see Response to Comment 14.

Purchase, Redemption and Pricing of Shares

Comment 38.	In the Purchase, Redemption and Pricing of Shares – Transacting in Creation Units—Purchasing Creation Units – Orders Outside Clearing Process section please note the upcoming change to Rule 15c6-1(a) under the Securities Exchange Act of 1934 to shorten the standard settlement cycle from three business days after the trade date to two business days after the trade date (see Release No. 34-80295; File No. S7-22-16).

Response:	So noted; the SAI will be revised accordingly.

PART C COMMENTS:

Comment 39.	For Exhibit (i), a new opinion of counsel will be needed because of the new series.

Response:	A new opinion of counsel will be included as an exhibit to the registration statement.

Comment 40.	For Exhibit (j), since the SAI incorporates by reference the annual report, which includes audited financial statements for other funds in the two Trusts, please include a consent from PWC as an exhibit to this filing.

Response:	Although PwC is listed as the Funds’ independent registered public accounting firm in the SAI, the Fund is new and have not commenced investment operations and therefore no financial information will be included in the 485(b) submission of the Registrant. Independent registered public accounting firm consent is typically included as an exhibit to the Registrant’s submission only if audited financial statements are part of that submission.

If you have any questions, please contact either me at (212) 850-1703 or Teresa Lirio at (617) 385-9537.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Vice President and Group Counsel

Ameriprise Financial, Inc.